BlackRock Funds II (the "Registrant")
BlackRock Emerging Markets Flexible Dynamic Bond Portfolio
BlackRock Inflation Protected Bond Portfolio
BlackRock Managed Income Fund
BlackRock Strategic Income Opportunities Portfolio
(the "Funds")

77I:

Terms of new or amended securities

Effective June 28, 2017, the Board approved the Registrant's Fifth Amended and Restated Plan Pursuant to Rule 18f-3 Under the Investment Company Act of 1940 (the "Fifth Amended and Restated 18f-3 Plan"), which amended the criteria regarding investors eligible to purchase Class K Shares of the Funds, as applicable. A copy of the Fifth Amended and Restated 18f-3 Plan is attached hereto under sub-item 77Q1(d).